Exhibit 99.8

Gonfreville l’Orcher, France — April 12, 2013

PRESS RELEASE

Veolia Environnement and Total Inaugurate Osilub Recycling Plant in

Normandy (France) that Regenerates Used Oil as High-End Engine Oil

•	€55 million invested, of which 35% for local contractors.

•	45 direct jobs created, 120 during construction.

•	Processing capacity of 120,000 metric tons of oil a year, or nearly 50% of the volume of used oil generated in France each year.

•	A recycling yield of around 75%, among the best in the world.

Veolia Environnement and Total today inaugurated the Osilub plant at the Gonfreville l’Orcher site in Normandy, France. Completed after 20 months of construction work, the new plant expands engine oil treatment capacity in France and, more broadly, northwestern Europe, to regenerate used oil as high-end engine oils.

“Developing innovative industrial solutions to convert waste into new resources is a cornerstone of the new Veolia that we are building. Our success in this area will be shared with our customers and partners, who are working with us to safeguard the environment. The virtuous cycle model developed in synergy with Total to regenerate used engine oil at the Osilub plant offers a compelling example of a forward-looking industry initiative that supports both economic growth and sustainable development,” commented Antoine Frérot, Chief Executive Officer of Veolia Environnement. “The intentional choice of Le Havre reflects our deep industrial roots in this region, where we have invested nearly €90 million over the past five years.”

“Total is a major player active across the whole lubricant life cycle. Osilub’s innovative process will optimally regenerate used oil to offer customers superior quality products as part of a virtuous ‘circular economy.’ Energy efficiency is a core priority at Total, because it offers a response to today’s environmental challenges and allows us to conserve valuable fossil fuel resources,” said Philippe Boisseau, President of Marketing & Services and New Energies at Total. “Osilub is also a new chapter for Total in Normandy. We have a number of facilities in the region and are investing substantially there, especially in the integrated Normandy platform, comprising a refinery and a benchmark petrochemical plant.”

Several years of research underpin the wiped-film vacuum distillation process deployed by Osilub, which preserves the oil molecules and ensures high yields when recycling fine chemical products. The base stock produced by Osilub will be treated in dedicated facilities, including the Normandy refinery, and reused in high-end engine oils that meet the latest standards.

This industrial project supports sustainable development, in line with the European Union’s emphasis on recycling. It also consolidates the presence in the Normandy region of Total and Veolia Environnement, two key business and industry players locally.

About Veolia Environnement

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 220,000 employees*, the company provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion in 2012*. www.veolia.com

*	Excluding Veolia Transdev employees and revenues currently under divestment.

About Total

Total is a leading international oil and gas company with operations in more than 130 countries. It is also a world-class chemical producer. Its 97,000 employees put their expertise to work in every part of the industry —exploration and production of oil and natural gas, refining and marketing, new energies, trading and chemicals — to keep the world supplied with energy, both today and tomorrow.

Total has a number of industrial sites in the Normandy region, including the integrated Normandy platform, which since January 2013 has comprised the Normandy refinery and the Gonfreville petrochemical plant. Total is investing €1 billion to upgrade the platform and adapt the facilities to changing demand.

Total also has a research and technology center in Gonfreville, a special fluids plant in Oudalle, two lubricant manufacturing plants, in Rouen and Nourrey-en-Bessin, a lubricants logistics platform in Rouen, and a container production plant in Gonfreville.

Press Contacts

Florent SEGURA – Total

Tel : 06 17 05 61 28

Email : florent.segura@total.com

Clément LEVEAUX – Veolia Propreté

Tel : 06 15 02 34 41

Email : cleveaux@sarpindustries.fr